Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-196634 on Form S-8 and No. 333-208925 on Form S-3 of our report dated March 14, 2014 (August 28, 2014 as to the earnings (loss) per share information described in Note 10 and the condensed combining information in Note 13), relating to the combined financial statements and financial statement schedule of Ensign Properties (which report expresses an unqualified opinion and includes an explanatory paragraph that refers to related party transactions with The Ensign Group, Inc.) appearing in the Annual Report on Form 10-K of CareTrust REIT, Inc. for the year ended December 31, 2015.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
February 11, 2016